Exhibit 99.124

INTELLECTUAL PROPERTY AND TRADEMARK LICENSE AGREEMENT

THIS INTELLECTUAL PROPERTY AND TRADEMARK LICENSE AGREEMENT (“Agreement”) is entered into as of the 22nd day of February, 2021 (the “Effective Date”). BETWEEN:

11180703 CANADA INC.

a corporation existing under the laws of Canada ( the “Licensor”) and

[Commercially Sensitive Information]
AMERICAN ACRES MANAGERS
a corporation existing under the laws of Canada (the “Licensee”)

RECITALS:

WHEREAS the Licensor is an indirect wholly owned subsidiary of Fire & Flower Holdings Corp. (the “Parent”), an established, licensed retailer of adult-use cannabis;

AND WHEREAS the Licensor has acquired and holds the rights to use and sublicense to others the right to use certain Trademarks, as defined herein and as further particularized at Schedule “A” (the “Trademarks”);

AND WHEREAS the Parent and Licensor have developed, or caused to be developed, certain best in class intellectual property for regulated cannabis retail, including store and industrial designs, standard operating procedures and the proprietary HifyreTM digital retail platform, as further particularized in Section 1(i) herein (collectively the “FAF Intellectual Property”);

AND WHEREAS the Licensor has developed, acquired, licensed, owns and/or holds the rights to use and sublicense to others certain unique plans and systems for the establishment and operation of retail cannabis stores that incorporate and employ, inter alia, the Trademarks, the FAF Intellectual Property and other products, programs and services (collectively the “System”) as more particularly defined herein;

AND WHEREAS the Licensor, as owner and/or holder of rights to the Trademarks, the FAF Intellectual Property and the System, has the right to use, license or sublicense to others the right to use the Trademarks, the FAF Intellectual Property and the System;

AND WHEREAS the Licensee is in the business of acquiring and operating licensed cannabis retail stores in the United States;

AND WHEREAS the Parties acknowledge that, as of the Effective Date of this Agreement, the Licensor’s ability to use the Trademarks, the FAF Intellectual Property and the System in connection with the development and operation of cannabis retail stores in the Territory, as defined herein, is limited due to the current state of Applicable Law (as defined herein) in the United States;

AND WHEREAS as a result of the current state of Applicable Law in the United States, the Licensor is willing to grant to the Licensee, as consideration for and as a condition precedent to the execution of a purchase option agreement between the Licensor’s Parent or an Affiliate (as defined herein), as applicable, and the Licensee dated the date hereof (the “Option Agreement”), a non-exclusive, royalty-free right to use the Trademarks, the FAF Intellectual Property and the System in accordance with the Standards established by the Licensor from time to time for the development and operation by the Licensee of Fire & Flower branded retail cannabis stores (“FAF Branded Stores”) (as defined herein) in the Territory, as defined in Schedule “B” herein, as permitted by Applicable Law, on the terms and conditions described below;

AND WHEREAS the Licensee wishes to acquire such non-exclusive, royalty-free right to use the Trademarks, the FAF Intellectual Property and the System in connection with the development and operation of FAF Branded Stores in the Territory, on the terms and conditions described below;

NOW, THEREFORE, in consideration of the terms and conditions set out in this Agreement, including the Recitals which are incorporated into and are an operative and integral part of this Agreement, the entering into of the Option Agreement and for other good and valuable consideration, the receipt and sufficiency of which each Party acknowledges, the Parties covenant and agree as follows:

1.	Definitions. In this Agreement, the following words shall have the following meanings ascribed to them:

(a)	“Affiliate” shall have the meaning ascribed thereto in the Option Agreement.

(b)	“Applicable Law” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation approval, order, injunction, judgment, decree, official guidance, ruling, or condition of any grant, approval, permission, certification, consent, registration, authority or license, or other similar requirement, in each case whether domestic or foreign, enacted, adopted, promulgated, granted or applied by a Governmental Authority that is binding on or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Authority, as amended.

(c)	“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario, Canada.

(d)	“Cannabis” means (i) all living or dead material, plants, seeds, plant parts or plant cells from any cannabis species or subspecies (including sativa, indica and ruderalis), including wet and dry material, trichomes, oil and extracts from cannabis (including cannabinoid or terpene extracts from the cannabis plant), (ii) biologically synthesized cannabinoids and analogs thereof extractable from the cannabis plant, and (iii) synthesized cannabinoids and analogs thereof; and including any and all derivative compounds and products therefrom which may now or in the future be legally produced.

(e)	“Confidential Information” shall mean any and all non-public, confidential and/or proprietary information of a Party and all Know-How, Intellectual Property Rights and Trademark Rights therein disclosed by the disclosing Party to the receiving Party or its Representatives, whether orally, in writing or otherwise, but does not include information that:

(i)	is or becomes publicly known through no wrongful act of the receiving Party;

(ii)	is received in good faith on a non-confidential basis from a source other than the disclosing Party or its Representatives;

(iii)	was in the receiving Party’s possession before its disclosure by the disclosing Party or its Representatives;

(iv)	was independently developed by the receiving Party without breach of this Agreement; or

(v)	is explicitly approved for release to a third party by Notice from the disclosing Party to the receiving Party.

(f)	“Control” / “Controlled” / “Controlling” means possession, directly or indirectly, of the power to direct or cause the direction of management and policies through ownership of voting shares, interests or securities, or by contract, voting trust or otherwise; and “Controlled” and “Controlling” shall have corresponding meanings.

(g)	“Development Schedule” means the terms and schedule detailed in Schedule “C” herein setting forth the number and type of FAF Branded Stores to be developed and operated by the Licensee in the Territory during the Term of this Agreement, as amended from time to time on the consent of the Parties in writing.

(h)	“FAF Branded Stores” means the Fire and Flower branded retail cannabis stores operating under the Trademarks, and employing FAF Intellectual Property and the System in accordance with the Standards established by the Licensor in writing from time to time.

(i)	“FAF Intellectual Property” means, collectively, all intellectual property assets which the Licensor owns, acquired, licensed and/or holds the rights to use and sublicense to third parties, including any and all of the following: (i) patents, applications for patents and reissues, divisions, continuations, renewals, extensions and continuations-in-part of patents or patent applications; (ii) proprietary and non-public business information, including agricultural products, genetics, inventions (whether patentable or not), invention disclosures, improvements, discoveries, trade secrets, Confidential Information, Know-How, methods, processes, plans, systems (including the System), designs, architectural plans, works of authorship, technology, technical data, schematics, studies, reports, business methods, business rules, algorithms, formulae, models, and customer lists, and documentation relating to any of the foregoing, and the technologies, inventions, products and/or processes which are the subject thereof, and all other tangible and intangible intellectual and industrial property owned by or licensed to the Licensor as of the Effective Date or created, developed or acquired by or licensed to the Licensor during the Term of this Agreement; (iii) copyrights, copyright registrations and applications for copyright registration; (iv) mask works, mask work registrations and applications for mask work registrations; (v) designs, design registrations, design registration applications and integrated circuit topographies; (vi) software; (vii) computer programs (including the HifyreTM digital retail platform), programming codes, data, compilations of data, computer databases, equipment configurations, written materials, compositions, visual demonstrations, ideas, and concepts; and (viii) any other intellectual property, industrial property and improvements to any of the foregoing which is designated in writing by the Licensor and/or its Affiliate(s) (whether on the initiative of the Licensor and/or at the request of the Licensee) for use by the Licensee.

(j)	“Force Majeure” means any act, occurrence, condition, or event beyond the control of a Party that materially affects the ability of that Party to perform its obligations under this License Agreement and that could not reasonably have been foreseen or provided against (including but not limited to strikes, work stoppages and slowdowns, riots, insurrections, wars, acts of terrorism, military or national emergencies, acts of Governmental Authority, natural disasters, power outages and interruptions, brownouts, and fire), but does not include general economic or other conditions affecting financial markets generally.

(k)	“Governmental Authority” means any (i) multinational, national, federal, provincial, state, territorial, municipal, local or other government (whether domestic or foreign); (ii) governmental or quasi- governmental authority of any nature, including any stock exchange or any governmental ministry, agency, branch, department, commission, commissioner, board, tribunal, bureau or instrumentality (whether domestic or foreign); or (iii) body exercising or entitled to exercise any administrative, executive, judicial, legislative, regulatory or taxing authority or power under or for the account of any of the foregoing, including any court, arbitrator or arbitration tribunal.

(l)	“Infringement” means any infringement, deemed infringement, unfair competition, passing-off, depreciation of goodwill, or other unauthorized use of or interference with any Intellectual Property Rights and/or Trademark Rights, and “Infringe” shall have the corresponding meaning.

(m)	“Intellectual Property Rights” means any and all vested or contingent rights, in any jurisdiction, provided under: (i) patent law; (ii) copyright law (including laws concerning moral rights); (iii) design patent or industrial design law; (v) plant breeders’ rights law; (vi) semi-conductor chip or mask work law; or (vii) any other statutory provision (including laws governing domain names) or common law principle (including trade secret law and law relating to Know-How or information of the same or similar nature and protected in the same or similar way) governing intellectual property, whether registered or unregistered, and including rights in any and all applications and registrations in respect of the foregoing and all rights of action, powers and benefits relating thereto, including the right to bring proceedings and claim or recover damages or other remedies in relation to any Infringement.

(n)	“Know-How” means all information of the Licensor and/or its Affiliates (i) not generally known or available to the public and not independently developed by a third party that is used or capable of being used in or in connection with any product, process or service of the Licensor and/or its Affiliates existing in any form (including, but not limited to that comprised in or derived from engineering, chemical and other data, specifications, formulae, experience, drawings, manuals, instructions, designs, brochures, catalogues and other descriptions); and (iii) has economic value because it is not generally known and has been kept confidential as a result of efforts to prevent the information from becoming generally known.

(o)	“License” has the meaning ascribed to it in Section 2 herein.

(p)	“Licensed Products and Services” has the meaning ascribed to it in Section 4(a) herein.

(q)	“Losses” means damages, fines, penalties, losses, liabilities, awards, settlements, judgments, claims, threatened claims, charges, indictments, costs, fees and expenses, in each case of any kind, character or description (including payments, refunds and delivery of additional goods and/or services, interest, and reasonable fees and expenses of legal counsel or other professionals).

(r)	“Notice” means any notice, request, direction or other document that a Party can or must make or give under this Agreement.

(s)	“Parties” means the Licensor and the Licensee collectively, and “Party” means any one of them as the context requires.

(t)	“Person” means a natural person, partnership, limited partnership, limited liability partnership, corporation, limited liability corporation, unlimited liability company, joint stock company, trust, unincorporated association, or joint venture, and pronouns have a similarly extended meaning.

(u)	“Representative” means in respect of a Person:

(i)	each director, officer, shareholder, partner, employee, agent, accountant, legal or other professional advisor in connection with the license contemplated in this Agreement, and any other authorized representative, and

(ii)	that Person’s Affiliates or Controlling Persons, and the directors, officers, shareholders, partners, employees, agents, accountants, and legal or financial or other professional advisors in connection with the transactions contemplated in this Agreement or in the Option Agreement of those Affiliates or Controlling Persons.

(v)	“System” means the certain unique plans, concepts, systems, processes, platforms, programs, products, technologies, software, designs and services developed, owned and/or acquired, licensed or otherwise employed by the Licensor, its Parent and/or Affiliates in connection with the establishment and operation of FAF Branded Stores and includes any improvements to the System which may be designated in writing by the Licensor whether on the initiative of the Licensor or the Licensee.

(w)	“Territory” means the US states, cities and municipalities identified in Schedule “B” hereto, as same may be amended from time to time on the consent of the Parties.

(x)	“Trademarks” means:

(i)	The Licensor’s trademarks, trade names, certification marks, trade dress, other commercial symbols, signs, copyrights, logos and/or other indicia of origin, whether registered or unregistered, as listed in Schedule “A” hereto or otherwise designated in writing by the Licensor from time to time (and including any and all modified or updated versions thereof); and

(ii)	such other trade names, trademarks, symbols, logos, signs, distinctive names, service marks, certification marks, logo designs, insignia related to the System or the Licensed Products and Services which may be designated in writing by the Licensor from time to time (whether on the initiative of the Licensor and/or at the request of the Licensee).

(y)	“Trademark Rights” means any and all vested, contingent and future rights, in any jurisdiction, provided under trademark law (including laws governing trademarks, trade names and logos) or any other statutory provision or common law principle governing trademarks, whether registered or unregistered, and including rights in any and all applications and registrations in respect of the foregoing and all rights of action, powers and benefits relating thereto, including the right to bring proceedings and claim or recover damages or other remedies in relation to any Infringement.

(z)	“U.S. Cannabis Laws” has the meaning ascribed to it in the Option Agreement.

2.	Grant of License. Subject to the Licensee’s compliance with the terms of this Agreement, the Licensor hereby grants to the Licensee a non-exclusive, royalty-free license and right to use the Trademarks, the FAF Intellectual Property and System in the Territory solely for the purposes specified in Section 4 hereof (the “License”).

3.

Reservation of Rights. Any rights not expressly granted to the Licensee in this Agreement are reserved to the Licensor and its Affiliates. The Licensee does not acquire any rights, title or interest in the Trademarks, the FAF Intellectual Property and the System other than the right to use same in accordance with the express terms of this Agreement. The Licensee acknowledges that any goodwill associated with the use by it of the Trademarks, the FAF Intellectual Property, and the System, and its development and operation of FAF Branded Stores inures to the benefit of the Licensor and/or its affiliates, as applicable.

4.	Scope of License. Subject to the provisions of Section 2 hereof, the Licensee shall:

(a)	have the right to use the Trademarks, the FAF Intellectual Property and the System in connection with any and all:

(i)	development and operation of FAF Branded Stores in the Territory in accordance with the Development Schedule; and

The Licensee’s use of the Trademarks, the FAF Intellectual Property and the System shall, at all times, be in compliance with all Applicable Laws, with the exception of U.S. Cannabis Laws.

(b)	where reasonably practicable given the size, form and texture of the products and materials, with respect to the Trademarks, place the following notice, or any other notice that the Licensor may reasonably request from time to time, in a legible manner on each product that forms part of the Licensed Products and Services and on any promotional materials or other materials in any form used in the delivery of the Licensed Products and Services, including any content posted on any Internet site:

“Trademark(s) of 11180703 Canada Inc. and/or its affiliates; used under licence by American Acres Managers” or “Trademark(s) of 11180703 Canada Inc. and/or its affiliates; used under licence.”	[Commercially Sensitive Information]

(c)	mark each Trademark used on a product that forms part of Licensed Products and Services with the ® symbol, in the case of trademarks registered in the Territory, and with the ™ symbol, in the case of trademarks that are not registered in the Territory.

(d)	cause all sub-licensees to affix in a conspicuous location upon their premises a sign containing whichever of the following notices is applicable:

“This business is operated independently by “sublicensee” who is an authorized licensed user of the trademarks owned by 11180703 Canada Inc. and/or its affiliates.”

5.	Zones of Exclusion. Provided the Licensee is in compliance with the terms of this Agreement, the Licensor shall not grant any other license or rights in and to any of the Trademarks, the FAF Intellectual Property and System in the Territory to any Person which would permit such Person to use any of the Trademarks, the FAF Intellectual Property and System in any manner within the following radiuses of a FAF Branded Store developed and operated by the Licensee under this Agreement, each of the below radiuses a “Zone of Exclusion”:

(d)	any other radius agreed to between the Parties and set out in Schedule “C”.

6.	Sublicenses. The Licensee may, subject to the written consent of the Licensor, sublicense use of the Trademarks, the FAF Intellectual Property and the System to one or more of its Affiliates and wholly owned subsidiaries. Any sublicense granted under this Agreement shall be in writing with a copy provided to the Licensor. The Licensee shall ensure that any sublicensees comply with their obligations under this Agreement as if the sublicensees were themselves the Licensee.

7.	Development Schedule. The Licensee will use all commercially reasonable efforts to promote and develop the Fire & Flower System in the Territory in order to meet the obligations set out in the Development Schedule attached as Schedule “C” to this Agreement.

8.	Standards.

(a)	Compliance with Standards. The Licensee shall ensure compliance with the specifications, service and quality standards established by the Licensor for the Trademarks, FAF Intellectual Property, the System and FAF Branded Stores generally (collectively the “Standards”), as same may be updated from time to time by the Licensor in its discretion. The Licensee acknowledges the importance of delivering a uniform, quality consumer experience across all FAF Branded Stores and therefore hereby covenants and agrees that all that FAF Branded Stores developed pursuant to this Agreement shall adhere to the Standards that are at least equivalent to those used by the Licensor in comparable stores operated by the Licensor in Canada as at the Effective Date, modified, as necessary, in the Licensor’s discretion, acting reasonably, following reasonable consultation with the Licensee, to accommodate local market preferences, trends and practices in the Territory. The Licensor shall advise the Licensee in writing of any material changes to the Standards.

(b)	Quality Control. To ensure the maintenance of the Standards, the Licensor shall have the right to investigate and inspect, from time to time, during normal business hours, any FAF Branded Store(s), the facilities, operations, products and business records of the Licensee (including for certainty, the financial records of the Licensee) related to the development and operation of FAF Branded Stores, and any Licensed Products and Services for the limited purpose of verifying that the Licensee is in compliance with the Standards and the terms of this Agreement, and the Licensee shall reasonably cooperate with the Licensor in making such investigations provided that the Licensor acts reasonably in minimizing any material disruption to the Licensee’s business operations. The Licensor shall keep confidential any information that it obtains from any inspection conducted under this Section in accordance with the terms of Section 10 (Confidential Information).

(c)

Compliance with Applicable Laws. The Licensee shall conduct its business operations involving the use of the Trademarks, the FAF Intellectual Property and the System in strict compliance with all Applicable Laws (other than U.S. Cannabis Laws). The Licensee shall not establish or operate retail stores selling Cannabis or otherwise sell Cannabis for recreational or medicinal purposes using the Trademarks, the FAF Intellectual Property or the System in jurisdictions within or outside the Territory where the sale of Cannabis for such purposes violates Applicable Laws (with the exception of U.S. Cannabis Laws). The Licensee shall promptly notify the Licensor if it becomes aware of any actual, suspected, or threatened regulatory investigation or proceeding by any Governmental Authority related to possible violations of Applicable Law (with the exception of U.S. Cannabis Laws) or if it becomes aware of or is notified by any Governmental Authority or any Person that the performance of this Agreement in any part of the Territory is violating or may violate Applicable Law (with the exception of U.S. Cannabis Laws). The Licensee shall cooperate fully with the Licensor, and execute any documents deemed necessary in the opinion of counsel to the Licensor, in the prosecution or defense of any such allegations or proceedings.

9.	Acquisition Rights. In consideration of the grant of the License, the Licensee shall grant the Licensor or its Affiliate, as applicable, the right to acquire the Licensee (or all or substantially all of its assets) and all FAF Branded Stores when legally permitted to do so under Applicable Law on the terms and conditions set forth in the Option Agreement.

10.	Term and Termination.

(a)	The term of this Agreement will be five (5) years, commencing on the Effective Date of this Agreement (the “Term”), provided the Licensor or its Affiliate, as applicable, has not exercised its right to acquire the Licensee (or all or substantially all of its assets) pursuant to the terms of the Option Agreement.

(b)	The License granted hereunder, or any portion thereof, shall terminate upon the occurrence of any of the following events:

(i)	the Licensor may terminate this Agreement, in its entirety, at any time, in its sole discretion, upon days prior written Notice to the Licensee. If both Parties mutually agree to waive such Notice period, this Agreement shall terminate upon the date of such waiver; [Commercially Sensitive Information]

(ii)	the Licensor may terminate this Agreement, in its entirety, at any time, in its sole discretion, in the event that the Licensor or any of its Affiliates or Licensee is notified in writing of, or is the subject of, any regulatory investigation or proceeding by any Governmental Authority related to possible violations of Applicable Law (with the exception of U.S. Cannabis Laws);

(iii)

either Party may terminate this Agreement, in its entirety, at any time, in the event the termination is definitively required by Applicable Law or the performance of this Agreement in any part of the Territory would otherwise definitively violate Applicable Law (with the exception of U.S. Cannabis Laws), as determined by the terminating Party in its sole discretion, acting reasonably;

(iv)	the Licensor may terminate this Agreement, in its entirety, at any time, in its sole discretion, at any time following completion of an Acquisition (as defined in the Option Agreement);

(v)	the Licensor may terminate this Agreement in its entirety, at any time, in its sole discretion, upon the expiry or termination for any reason of the Option Agreement;

(vi)	the Licensor may terminate this Agreement, in its entirety, at any time, in its sole discretion, in the event that the Licensee, the Representative or a Holder (as such terms are defined in the Option Agreement) has breached any material term of the Option Agreement, as determined by the Licensor, acting reasonably, and the Licensee fails to cure such breach within fifteen (15) Business Days or other longer period provided by the Licensor’s Parent in the Notice;

(vii)	either Party may terminate this Agreement, in its entirety, if: (i) the other Party applies for or otherwise consents to the appointment of a receiver, trustee or liquidator of such Party or of all or a substantial part of its assets, liquidates such by itself, files a voluntary petition in bankruptcy, is unable or admits in writing its inability to pay its debts as they become due, makes a general assignment for the benefit of its creditors or an assignment for the benefit of its creditors, files a petition or any answer seeking reorganization or arrangement with creditors or to take advantage of any insolvency law, or files an answer admitting the material allegations of a petition filed against such Party in any bankruptcy, reorganization or insolvency proceedings; (ii) an order, judgment or decree is entered by any court of competent jurisdiction, on the application of a creditor, adjudicating such other Party a bankrupt or insolvent or approving a petition seeking reorganization of such other Party or appointing a receiver, trustee or liquidator of such other Party or of all or a substantial part of its assets, and such order, judgment or decree shall continue unstayed and in effect for a period of 20 consecutive days from the filing thereof; or (iii) the other Party takes any action towards its dissolution or termination;

(viii)	the Licensor may terminate this Agreement, in its entirety, if the Licensee fails to maintain the Standards or breaches any provision of this Agreement and fails to remedy its non-compliance with the Standards or cure any breach within 30 days after written Notice from the Licensor; or

(ix)	the Parties may terminate this Agreement at any time by mutual consent in writing;

provided that, upon the occurrence of any of the above events, the terminating Party shall provide the other Party with written Notice of termination and this Agreement and all rights of the Licensee hereunder shall terminate on the terms and the date provided in such Notice of termination, unless otherwise required by the terms of this Agreement. Notwithstanding the termination of this Agreement for any reason, any actions to be taken by the Licensee upon such termination shall continue in full force and effect and shall be enforceable by the Licensor.

(c)	Save and except where this Agreement is terminated pursuant to Section 10(b)(ii) or (iii), upon expiration or termination of this Agreement in all other circumstances contemplated in Section 10(b) above, the Licensee shall have up to from the effective date of termination or expiration, as applicable, to de-identify the FAF Branded Store(s), phase-out the sale and use of Licensed Products and Services and any related collateral bearing or in any way using the Trademarks or FAF Intellectual Property in the Licensee’s possession as of the date of termination or expiration, in each case, in accordance with the terms and conditions of this Agreement and any reasonable directions from the Licensor. [Commercially Sensitive Information]

(d)	Upon the termination or expiry of this Agreement, the Licensee shall:

(i)	at the Licensor’s election, immediately cease operating, and ensure that all sublicensees, if any, immediately cease operating, all FAF Branded Stores;

(ii)	at the Licensor’s election, promptly and, at the Licensee’s expense, make such modifications to the interior and/or exterior decor of the FAF Branded Stores as necessary to remove all identification as a business using the Trademarks, the FAF Intellectual Property and the System;

(iii)	at the Licensor’s election, immediately cease, and ensure that all sublicensees, if any, immediately cease, use of the Trademarks, the FAF Intellectual Property and the System and any other similar names, marks or other designations associating the Licensee with the Licensor, its Parent, its Affiliates, the Trademarks, the FAF Intellectual Property or the System;

(iv)	at the Licensor’s election, immediately deliver to the Licensor all copies of all manuals, instructional materials and other technical information, records and instructions relating to the Trademarks, the FAF Intellectual Property and the System in any media or form;

(v)	at the Licensor’s election, immediately cease, and ensure that all sublicensees, if any, immediately cease, displaying and using all signs, stationery, letterheads, packaging, forms, containers, manuals, bulletins, instruction sheets, printed matter, advertising and other physical objects or software used from time to time in connection with the operation of FAF Branded Stores or containing or bearing any of the Trademarks or FAF Intellectual Property and shall not thereafter operate or do business in any manner that might tend to give the general public the impression that it is associated with the Licensor, its Parent or Affiliates or the Trademarks, the FAF Intellectual Property or the System or that it is operating a business similar to a business using the Trademarks, the FAF Intellectual Property or the System;

(vi)	at the Licensor’s election, immediately deliver up to the Licensor all copies of all Confidential Information of the Licensor and/or the Licensor’s Affiliates which are in its possession; and

(vii)	at the Licensor’s election, promptly execute such documents or take such actions as may be reasonably necessary to fully de-identify the FAF Branded Stores and to abandon the Licensee’s use of any fictitious business name containing any of the Trademarks or FAF Intellectual Property or any other designations or marks associating the Licensee with the Licensor, its Parent and Affiliates, the Trademarks, the FAF Intellectual Property or the System.

Notwithstanding the foregoing, save and except if this Agreement is terminated pursuant to Section 10(b)(ii) or (iii), upon expiration or termination of this Agreement, Licensee shall have up to                                             to wind-up its operations, sell and phase-out the use of any Licensed Products and Services in its possession as of the date of termination or expiration of the Agreement in accordance with the terms and conditions the Agreement and any other reasonable directions stipulated by the Licensor.                    [Commercially Sensitive Information]

11.	Confidential Information

(a)	All Confidential Information shall be treated as confidential by the Parties and shall not be disclosed to any other Person other than in circumstances where a Party has an obligation to disclose such information in accordance with Applicable Law, in which case, such disclosure shall only be made after consultation with the other Party (if reasonably practicable and permitted by Applicable Law) and, in the case of a public announcement required by Applicable Law, shall only be made in accordance with this Section 11(e).

(b)	Notwithstanding the foregoing, each of the Parties acknowledges and agrees that

(i)	each of the Parties may disclose Confidential Information to a Person providing financing or funding to such Party in respect of its obligations hereunder or in the Option Agreement, so long as prior to receiving any such information the recipient enters into a confidentiality agreement with the disclosing Party pursuant to which the recipient provides a confidentiality undertaking in favour of the other Parties to maintain the confidentiality of the Confidential Information in a manner consistent with this Agreement; and

(ii)	each of the Parties may disclose Confidential Information to their respective Representatives, as well as any contractors and subcontractors of such Party, provided that each of such individuals to whom Confidential Information is disclosed is advised of the confidentiality of such information and is directed to abide by the terms and conditions of this Section 11.

(c)	The Confidential Information of each Party is proprietary and has competitive value. Accordingly, any disclosure to a disclosing Party’s competitors or to the public would be detrimental to the best interests of the disclosing Party, which may incur Losses, costs, and damages as a result.

(d)	During the Term, each Party shall, if practicable in advance of making, or any of its Affiliates making, a public announcement concerning this Agreement or the matters contemplated herein to a stock exchange or as otherwise required by Applicable Law, advise the other Parties of the text of the proposed public announcement and, to the extent legally permitted, provide such other Parties with a reasonable opportunity to comment on the content thereof. If any of the Parties determines that it is required to publish or disclose the text of this Agreement in accordance with Applicable Law, it shall provide the other Party with an opportunity to propose appropriate additional redactions to the text of this Agreement, and the disclosing Party hereby agrees to accept any such suggested redactions to the extent permitted by Applicable Law. If a Party does not respond to a request for comments within 48 hours (excluding days that are not Business Days) or such shorter period of time as the requesting Party has determined is necessary in the circumstances, acting reasonably and in good faith, the Party making the disclosure shall be entitled to issue the disclosure without the input of the other Party. The Party making the announcement shall disclose, or permit the disclosure of, only that portion of Confidential Information required to be disclosed by Applicable Law. The final text of the disclosure and the timing, manner and mode of release shall be the sole responsibility of the Party issuing the disclosure.

(e)	The provisions of this Section 11 shall survive the expiry or termination of the Agreement for any reason and shall apply in perpetuity.

12.	Protection of the Trademarks, the FAF Intellectual Property and the System.

(a)	Infringement by a Third Party. Each Party shall promptly give Notice to the other Party when it becomes aware of any actual, suspected, or threatened Infringement of the Trademarks, the FAF Intellectual Property and/or the System by a third party in the Territory. Licensor or its Affiliates, as appropriate, shall take any steps it considers reasonably necessary in its sole discretion to enforce its Intellectual Property Rights and Trademark Rights at its own expense. The Licensee shall, at the Licensor’s expense, cooperate with the Licensor and/or its Affiliates to the fullest possible extent.

(b)	Claim of Infringement by a Third Party. Each Party shall promptly give Notice to the other Party of any action, claim or demand brought or threatened by a third party against it arising out of its use of the Trademarks, the FAF Intellectual Property and/or the System. The Licensor or its Affiliates, as appropriate, shall take any steps it considers reasonably necessary in its sole discretion to defend and enforce its Intellectual Property Rights and Trademark Rights. At Licensor’s expense, the Licensee shall cooperate with the Licensor and/or its Affiliates to the fullest possible extent. Where the Infringement claim is asserted against the Licensee and arises in whole or in part as a result of the Licensee’s unauthorized use or misuse of the Trademarks, FAF Intellectual Property and/or the System or as a result of the Licensee’s breach of this Agreement, the Licensee shall reimburse the Licensor its costs of defending such Infringement claim and enforcing its Intellectual Property Rights and Trademark Rights.

(c)	Claims which are not clearly the responsibility of either the Licensee or Licensor. In the event of any action, claim or demand brought or threatened by a third party against the Trademarks, the FAF Intellectual Property and/or the System in the Territory during the Term as a result of any actions, suits, conditions or occurrences which are not clearly the sole responsibility of a single Party hereunder, then the Licensee shall cooperate and join with the Licensor, as directed by the Licensor, in taking all steps considered appropriate by the Licensor, acting reasonably, to protect the Trademarks, the FAF Intellectual Property and/or the System.

13.

No Unauthorized Uses or Disparagement. Neither the Licensee nor its approved sublicensees, if any, shall modify or alter any of the Trademarks, FAF Intellectual Property and/or the System, and neither the Licensee nor its approved sublicensees, if any, shall disparage or otherwise knowingly harm the goodwill associated with any of the Trademarks, FAF Intellectual Property and/or the System. All of the Licensee’s and its approved sublicensees’, if any, use of any of the Trademarks, the FAF Intellectual Property and/or the System inure to the Licensor and the Licensor’s benefit. The Licensee shall not do, cause to be done or permit to be done, during the Term of this Agreement, anything or act that will impair in any way the rights of the Licensor or the Licensor’s Affiliates in and to the Trademarks, the FAF Intellectual Property and/or the System. The Licensee shall not register or attempt to register anywhere in the world any of the Trademarks, the FAF Intellectual Property or the System or any portion thereof alone or as part of its own intellectual property and /or trademarks, nor shall the Licensee use or attempt to register anywhere in the world any trademarks which are confusingly similar to or constitute a colorable imitation of the Trademarks without the prior written consent of the Licensor, which consent may be withheld in the Licensor’s sole and absolute discretion.

14.	Representations and Warranties of Licensor. The Licensor hereby represents and warrants to the Licensee as follows, acknowledging that the Licensee is relying on these representations and warranties:

(a)	it and/or its Affiliates are collectively the sole owners of the Trademarks, the FAF Intellectual Property and the System.

(b)	the Licensor holds a license granting it the right, power and authority to use and to sublicense to others, including the Licensee, the right to use the Trademarks, the FAF Intellectual Property and the System.

(c)	the Licensor has the right, power and authority to grant to the Licensee, the License and all other rights granted under this Agreement and has not granted and, provided the Licensee complies with all of the terms and conditions of this Agreement, will not grant any other rights or licences in the Territory during the Term of the Agreement, to any third party that would conflict with the rights granted to the Licensee under this Agreement.

(d)	to the knowledge of Licensor, the exercise by the Licensee of the rights and license granted under this Agreement will not infringe or otherwise conflict with the rights of any other Person.

(e)	the Confidentiality and Know-How contained in the FAF Intellectual Property is and remains confidential to the Licensor and/or its Affiliates and those who have signed written confidentiality and non-disclosure agreements with the Licensor, as applicable, and the Licensor and/or the Licensor’s Affiliates have taken reasonable steps to protect the confidentiality of that Confidential Information and Know-How from disclosure to, or use by, unauthorized Persons.

(f)	except as disclosed by the Licensor to the Licensee, there is no material settled, pending, or threatened litigation, opposition, or other claim or proceeding challenging the validity, enforceability, ownership, registration, or use of any Trademarks, the FAF Intellectual Property or the System in the Territory that would impact the Licensee’s exercise of its rights under this Agreement.

(g)	except as disclosed by the Licensor to the Licensee, neither the Licensor or its Affiliates have brought or threatened any claim against any third party alleging infringement of any Trademarks, FAF Intellectual Property and/or the System in the Territory nor to the knowledge of the Licensor is any third party infringing or threatening to infringe any such rights in the Territory.

(h)	a termination of the Licensor’s right to the Trademarks, the FAF Intellectual Property and the System, does not trigger a termination of the Licensee’s right in and to the Trademarks, the FAF Intellectual Property and the System. In the event of a termination of the Licensor’s right in and to the Trademarks, the FAF Intellectual Property and the System, the owners of the Trademarks, the FAF Intellectual Property, and the System will at such owner’s discretion: (i) honour the terms of this Agreement as if they were the original licensor identified in this Agreement; and/or (ii) assign the Licensor’s obligations hereunder to another authorized licensor/ Affiliate with such other licensor/Affiliate honouring the terms of this Agreement as if they were the original licensor identified in this Agreement..

15.	Representations and Warranties of the Parties. Each of the Licensor and the Licensee hereby represents and warrants to the other as follows, acknowledging that the other Party is relying on these representations and warranties:

(a)	it is a corporation incorporated or continued and existing under the laws of the jurisdiction of its incorporation.

(b)	it has the corporate power and capacity to carry on business, to own properties and assets, and to execute, deliver and perform its obligations under this Agreement.

(c)	it has taken all necessary corporate action to authorize its execution and delivery of, and the performance of its obligations under, this Agreement.

(d)	this Agreement constitutes a legal, valid, and binding obligation, enforceable against it in accordance with its terms, subject to:

(i)	bankruptcy, insolvency, reorganization, receivership, moratorium, arrangement, winding-up and other laws of general application affecting the enforcement of creditors’ rights generally, and

(ii)	general equitable principles including the principle that the granting of equitable remedies, such as injunctive relief and specific performance, is at the court’s discretion

(e)	the execution, delivery and performance of its obligations under this Agreement do not and will not breach or result in any default under its articles, by-laws, or any unanimous shareholders agreement, and/or any agreement to which it is a party or by which it is bound.

16.	Representations and Warranties of the Licensee.

(a)	The Licensee shall conduct its business operations contemplated under this Agreement in compliance with all Applicable Laws, with the exception of U.S. Cannabis Laws;

(b)	The Licensee shall at all times during the Term of this Agreement use only the Trademarks, the FAF Intellectual Property, including the HifyreTM digital retail platform, and the System in respect of its development and operation of FAF Branded Stores in the Territory and its distribution, promotion and sale of Licensed Products and Services offered therein or in connection therewith, and shall at all times comply with the Standards established by the Licensor for the Trademarks, the FAF Intellectual Property and the System, as same may be amended from time to time in the Licensor’s discretion;

17.	Covenants of the Licensee.

(a)	Ownership of Trademarks, the FAF Intellectual Property and the System. The Licensee acknowledges, as between the Licensor and the Licensee, that the Licensor is the owner of the Trademarks, the FAF Intellectual Property and the System, and of the goodwill pertaining thereto. The Licensee agrees, subject to the rights and privileges granted hereunder, that the same shall remain the sole and exclusive property of the Licensor and/or its Affiliates. Upon termination of all or any part of the rights and privileges granted hereunder, the Licensee agrees that it will at the Licensor’s expense execute all documents and instruments necessary to assign and transfer to the Licensor without compensation any and all rights it may have acquired in any part of the FAF Intellectual Property, the System and/or the Trademarks (including any additional rights therein secured by reason of the Licensee’s use thereof); and upon failure of the Licensee to so act, the Licensor shall have the right to execute such documents and instruments, and make such filings, on behalf of the Licensee, and the Licensee hereby appoints the Licensor its attorney in fact for the limited purpose of executing all such documents and instruments, making all such filings, and taking all other steps necessary to effect such assignments and transfers in the name, place and stead of the Licensee. The Licensee agrees that the Licensor and/or Licensor’s Affiliates may continue to use the Trademarks, the FAF Intellectual Property and/or the System for their own benefit in the Territory, save and except in any Zones of Exclusion identified in Schedule “C”, in order to conduct their business operations as permitted by Applicable Law.

(b)	Protection of the FAF Intellectual Property and Systems. The Licensee shall not directly or indirectly seek to register any other intellectual property or engage in any conduct that would constitute Infringement of or otherwise affect t h e Licensor and/or Licensor’s Affiliates rights in and to any part of the FAF Intellectual Property, or engage in any conduct that would constitute Infringement of, or otherwise harm, the intellectual property rights of third parties.

(c)	Protection of Trademarks. The Licensee shall not directly or indirectly seek to register any trademark or trade name incorporating the Trademarks, use the Trademarks in combination with any other trademarks, engage in any conduct that would constitute Infringement of or otherwise affect the Licensors’ rights in or to the Trademarks or the goodwill associated with them, dispute the ownership, validity or enforceability of the Trademarks, or attempt to invalidate, dilute or otherwise adversely affect the value of the goodwill associated with the Trademarks.

18.	Covenants of the Licensor. The Licensor and/or its Affiliates shall, at their sole expense and discretion (acting in a commercially reasonable manner), maintain the existing registrations of the Trademarks and prosecute all pending applications for registration of the Trademarks in the Territory. The Licensor shall keep the Licensee informed of any significant adverse developments in the prosecution of applications for the Trademarks in the Territory or any opposition or other challenge by any other Person to the ownership or validity of any Trademarks or any registration or application for registration thereof in the Territory that would impact the Licensee’s exercise of its rights under this Agreement.

19.	Acknowledgement of Franchise Law Exemption. The Parties hereby acknowledge and agree that:

(a)	No Payments, Continuing Payments or Franchise Fee. The License granted by the Licensor to the Licensee in this Agreement is royalty free and without any direct or indirect, upfront or continuing payment or fee or monetary consideration of any sort by the Licensee to the Licensor in consideration of the License, the development and operation of FAF Branded Stores, the distribution, promotion and sale of the Licensed Products and Services in the FAF Branded Stores or the entering into of this Agreement generally and therefore does not satisfy the statutory definition of a “franchise” under applicable provincial, state and federal franchise legislation (collectively, “Franchise Laws”).

(b)	Franchise Disclosure Document. The grant of the License to the Licensee pursuant to the terms of this Agreement is outside the ambit of applicable provincial, state and/or federal Franchise Laws. The Parties further declare and agree that the Licensee is not intended to operate as a franchise, and to the extent that the structure resembles a franchise, and Franchise Laws of the Territory are deemed to apply, the facts are and the Parties agree that the Agreement falls within one or more franchise disclosure exemptions available under Franchise Laws applicable in the Territory and is exempt from the statutory requirement to deliver a franchise disclosure document.

20.	Indemnification.

(a)	By Licensee. The Licensee hereby agrees to indemnify, defend and hold harmless the Licensor, the Licensor’s Affiliates, Licensor’s Controlling Persons and each of their respective directors, officers, employees, Representatives and agents (collectively, the “Licensor Indemnified Parties”) for, from, and against any and all Losses incurred by a Licensor Indemnified Party as a result of, arising out of or in connection with any actual or alleged: (i) breach by the Licensee of any of its representations, warranties, covenants, or obligations under this Agreement; (ii) any defect in any Licensed Product or Service sold by the Licensee, including any product liability and negligence claims, except to the extent that such claims arise as a result of the Licensee complying with the Licensor’s Standards or are otherwise covered by Licensor’s indemnity obligations; (iii) infringement, dilution, or other violation of any intellectual property rights of any Person or injury or damage to any Person or property resulting directly from the manufacture, advertising, distribution, and sale of Licensed Products and delivery of Licensed Services and/or the development and operation of a FAF Branded Store except to the extent any such claim relates to the use of the Trademarks, the FAF Intellectual Property and/or the System in accordance with the terms of this Agreement and the Standards or otherwise is covered by the Licensors’indemnity obligations; or (iv) the gross negligence, wilful misconduct or fraud of the Licensee.

(b)	The Licensee and its sublicensees hereby agree to, jointly and severally, indemnify, defend and hold harmless the Licensor Indemnified Parties for, from, and against any Losses incurred by an Indemnified Party as a result of, arising out of or in connection with the actual or alleged promotion, sale, and/or provision of the Licensed Products and Services and any goods and/or services by the Licensee or its sublicensees in the Territory in violation of any Applicable Law (except U.S. Cannabis Laws).

(c)	By Licensor. The Licensor shall indemnify, defend, and hold harmless the Licensee and its Affiliates, officers, directors, employees, agents, sublicensees, successors, and assigns (collectively the “Licensee Indemnified Parties”) from and against all Losses arising out of or in connection with any third-party claim, suit, action, or proceeding relating to any actual or alleged: (i) breach by the Licensor of any representation, warranty, covenant, or obligation under this Agreement; (ii) product liability claim to the extent that such claim arises from the Licensor’s Standards, and not the Licensee’s failure to comply with the Licensor’s Standards; (iii) infringement, dilution, or other violation of any intellectual property or other personal or proprietary rights of any Person resulting from the use of the Trademarks, the FAF Intellectual Property and/or the System by the Licensee or any of its Affiliates or sublicensees, as applicable, in accordance with this Agreement; or (iv) gross negligence, willful misconduct or fraud of the Licensor.

21.	Assignability. Licensor may assign this Agreement in whole or in part on notice to the Licensee. Licensee may assign or transfer this Agreement only with the prior written consent of the Licensor, which consent may be withheld by the Licensor in its sole discretion.

22.	Disclaimer of Agency. This Agreement shall not constitute the Licensee as the legal Representative, partner or agent of the Licensor, or joint venturer with the Licensor, nor shall the Licensee have the right or authority to assume or create any liability or any obligation of any kind, express or implied, against or in the name of or on behalf of Licensor.

23.	Notices. All Notices, demands, requests or other communication which under the provisions of this Agreement or otherwise may or must be given, shall be in writing and shall be given or made by actual delivery or by email to its address, address set out below, addressed to the recipient as follows:

To the Licensor:

11180703 Canada Inc.

130 King Street West, Suite 2500 Toronto, Ontario M5X 1C8 Attention: Harvey Shapiro, Director

Email: [Redacted – Personal Information] with a copy to:

Dentons Canada LLP

77 King Street West, Suite 400 Toronto, ON M5K 0A1 Attention: Eric Foster

Email: [Redacted – Personal Information]

To the Licensee:[Commercially Sensitive Information]

                                                  American Acres

1811-70 Temperance Street

Toronto, ON M5H 0B1

Attention: George Scorsis

Email: [Redacted – Personal Information]

with a copy to (which shall not constitute notice to the Company):

McMillan LLP

181 Bay Street, Suite 4400

Toronto, ON M5J 2T3

Attention: Raj Dewan

Email: [Redacted – Personal Information]

or to such other address or email address or individual as may be designated by Notice given by any Party to the others. Any Notice, certificate, consent, determination or other communication shall be effective, if delivered or emailed at or prior to 5:00 p.m. on any Business Day, when so delivered or emailed or, if delivered or emailed at any other time, on the next Business Day. Any Party may designate by Notice in writing a new or other address to which any such Notice, demand or request shall thereafter be given or made; such Notice of new or other address to become effective upon receipt.

24.	Survival. The Recitals and Sections 1, 3, 8(c), 10(c), 10(d), 11, 12, 13, 14, 15, 16, 17, 19, 20, 22, 23, 24, 25(a), 25(b), 25(c), 25(d), 25(e), 25(g), 25(h), 25(i), 25(j) and 25(k) shall survive the termination or expiration of this Agreement.

25.	Miscellaneous.

(a)	Time. The Parties agree that time shall be of the essence in this Agreement.

(b)	Headings. The headings of the sections of this Agreement are for convenience only and shall not affect the construction of this Agreement.

(c)	Remedies. The remedies granted hereunder are cumulative and are not intended to be exclusive of any other remedies to which either Party may be lawfully entitled in case of any breach or threatened breach of the terms and provisions hereof.

(d)	Severability. Any provision of this Agreement prohibited or otherwise invalidated by law or by court decree shall be ineffective to the extent of such prohibition or invalidity, without in any way invalidating or affecting the remaining provisions of this Agreement.

(e)	Successors and Assigns. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns.

(f)	Amendment. This Agreement may not be amended, supplemented or modified in any manner, orally or otherwise, except by an instrument in writing signed by a duly authorized officer or Representative of each of the Parties hereto.

(g)	Further Assurances. Each of the Parties to this Agreement shall from time to time and at all times do all such further acts and execute and deliver all further agreements and documents as shall be reasonably required in order to fully perform and carry out the terms of this Agreement.

(h)	Costs and Expenses. Each Party shall be responsible for all costs and expenses (including the fees and disbursements of legal counsel, bankers, investment bankers, accountants, brokers and other advisors) incurred by it in connection with this Agreement and the transactions contemplated by it.

(i)	Entire Agreement. This Agreement, including the Schedules attached hereto, constitutes the entire agreement between the Parties with respect to the transactions contemplated by this Agreement and supersedes all other understandings, agreements, representations (including misrepresentations, negligent or otherwise), negotiations, communications and discussions, written or oral, made by the Parties with respect thereto. There are no representations, warranties, terms, conditions, covenants or other understandings, express or implied, collateral, statutory or otherwise, between the Parties, except as expressly stated in this Agreement. Other than with respect to the Option Agreement, the Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

(j)	Governing Law. This Agreement shall be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

(k)	Force Majeure. Neither Party is responsible for damages caused by the delay or failure to perform any of its obligations under this Agreement when the delay or failure is the result of Force Majeure. If the invoking Party contends that any of its obligations is suspended by reason of Force Majeure, it shall immediately give notice to the other Party, providing all necessary details. The obligations of the invoking Party under this License Agreement will be extended for the duration of Force Majeure. Upon cessation of a Force Majeure event, the invoking Party shall immediately give notice to the other Party, advising of its cessation, and commence performance of its obligations under this License Agreement as promptly as reasonably practicable.

(l)	Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, and said counterparts shall constitute one and the same instrument which may be sufficiently evidenced by the counterpart.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

LICENSOR:
11180703 CANADA INC.

“Harvey Shapiro”
Name:	Harvey Shapiro
Title:	Director

LICENSEE:
AMERICAN ACRES
MANAGERS [Commercially Sensitive Information]

“George Scorsis”
Name:	George Scorsis
Title:	President & CEO

Signature Page – Licence Agreement

SCHEDULE “A”

LICENSOR’S TRADEMARKS

[Redacted – Commercially Sensitive Information]

SCHEDULE “B”

THE TERRITORY

[Redacted – Commercially Sensitive Information]

SCHEDULE “C”

[Redacted – Commercially Sensitive Information]